[Reference Translation]

May 11, 2011
To Whom It May Concern:
Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Partial Amendment of the Articles of Incorporation

We hereby give notification that, at the meeting of the Board of Directors of Toyota Motor Corporation (“TMC”) held on May 11, 2011, TMC has decided to propose a partial amendment of its Articles of Incorporation at its 107th Ordinary General Shareholders’ Meeting scheduled to be held on June 17, 2011, as described below.

1. Reason for Amendment
The position of the Senior Managing Director will be discontinued and the number of directors of the board will be reduced in accordance with changes in the management structure. The changes are intended to enhance prompt management decision-making and agile management to respond to the changing business environment.

2. Detail of Amendment
(Underlined part indicates amendment)
Current Articles of Incorporation	Proposed Amendment
CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS Article 16. (Number of Directors) The Corporation shall have no more than thirty (30) Directors.	CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS Article 16. (Number of Directors) The Corporation shall have no more than twenty (20) Directors.
Article 20. (Representative Directors and Executive Directors)
1.  (Omitted)
2. The Board of Directors may appoint one Chairman of the Board, one President and one or more Vice Chairman of the Board, Executive Vice Presidents and Senior Managing Directors by its resolution.

Article 20. (Representative Directors and Executive Directors)
1.  (The same as the current provision)
2. The Board of Directors may appoint one Chairman of the Board, one President and one or more Vice Chairmen of the Board and Executive Vice Presidents by its resolution.

3. Schedule for Amendment
The amendment of the Articles of Incorporation will be proposed at the 107th Ordinary General Shareholders’ Meeting of TMC scheduled to be held on June 17, 2011.